Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Pan American Silver reports record fourth quarter and full year 2025 financial results; record cash flow from operations of $554 million in the fourth quarter; dividend increased by 29%
Vancouver, B.C. - February 18, 2026 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports fourth quarter ("Q4 2025") financial results and audited financial results for the year ended December 31, 2025 ("FY 2025"). The Company will host a conference call and webcast on February 19, 2026 to discuss the results; details provided further in this news release.
"Pan American delivered record financial results across the board in 2025, reflecting strong operating margins with production and costs in line or better than guidance and higher realized silver and gold prices," said Michael Steinmann, President and Chief Executive Officer.
"Looking ahead to 2026, we expect another strong year of cash flow generation following the record $554 million of operating cash flow generated in Q4 2025 alone. Attributable silver production is forecast to increase by approximately 14% over 2025, with silver segment all-in sustaining costs of $15.75 to $18.25 per ounce, driven in large part by the contribution from the Juanicipio mine. With $1.3 billion in cash and short-term investments (excluding our $127 million share of cash at Juanicipio), we are well positioned to advance our growth projects - notably the La Colorada Skarn and Jacobina optimization - as well as to enhance shareholder returns. Today, we increased the dividend to $0.18 per common share with respect to Q4 2025 for the third consecutive quarterly increase, allowing shareholders to participate directly in rising net cash levels. In 2025, we returned $221 million to our shareholders in dividends and share buybacks, including $74 million in Q4."
The following highlights for Q4 2025 and FY 2025 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Q4 2025 and FY 2025 Results:
•Record revenue of $1.2 billion and $3.6 billion in Q4 2025 and FY 2025, respectively. Attributable(1) revenue of $1.3 billion and $3.8 billion in Q4 2025 and FY 2025, respectively.
•Record net earnings of $452 million, or $1.07 basic earnings per share in Q4 2025, including $61 million of income from investment in Juanicipio. Record FY 2025 net earnings of $980 million, or $2.56 basic earnings per share.
•Record adjusted earnings of $470 million, or $1.11 adjusted earnings per share in Q4 2025. FY 2025 adjusted earnings of $959 million, or $2.54 adjusted earnings per share(2).
•Record cash flow from operations of $554 million and $1,333 million in Q4 2025 and FY 2025, respectively.
•Record Attributable(1) free cash flow of $553 million and $1,151 million in Q4 2025 and FY 2025, respectively.
•Attributable(1) silver production of 7.3 million ounces and 22.8 million ounces in Q4 2025 and FY 2025, respectively. Annual silver production exceeded the updated guidance range(3).
•Attributable(1) gold production of 197.8 thousand ounces and 742.2 thousand ounces in Q4 2025 and FY 2025, respectively. Annual gold production was within the guidance range(4).
•Silver Segment all-in sustaining costs ("AISC")(2)(5), excluding net realizable value ("NRV") inventory adjustments, were $9.51 and $13.88 per silver ounce in Q4 2025 and FY 2025, respectively. Annual Silver Segment AISC were below the updated guidance range(3)(5).
•Gold Segment AISC(2), excluding NRV inventory adjustments, were $1,699 and $1,621 per gold ounce in Q4 2025 and FY 2025, respectively. Annual Gold Segment AISC were within the guidance range(4)(6).

PAN AMERICAN SILVER CORP.	1

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

•As at December 31, 2025, the Company had cash and short-term investments of $1,319 million, excluding the Company's 44% interest of cash at Juanicipio of $127 million. The Company had working capital of $1,379 million and $750 million available under its credit facility ("Credit Facility"). Total available liquidity was $2,069 million. Total debt of $852 million is primarily related to two senior notes, as well as certain lease liabilities and construction loans payable.
•A cash dividend of $0.18 per common share with respect to Q4 2025 was declared on February 18, 2026, payable on or about March 13, 2026, to holders of record of Pan American’s common shares as of the close of markets on March 2, 2026. The dividends are eligible dividends for Canadian income tax purposes. The declaration, timing, amount and payment of any future dividends remain at the discretion of the Company’s Board of Directors.
•In Q4 2025, $15 million was spent on the repurchase and cancellation of the Company's shares under its normal course issuer bid (the "NCIB"). For FY 2025, 1,650,770 common shares were repurchased for cancellation under the NCIB at an average price of $27.92 per share for a total consideration of $46 million.
•Capital returned to shareholders in 2025 totaled $221 million in dividends and share repurchases.
(1)References to "Attributable" refer to the Company's ownership share of results, which includes results from the operations that the Company has a 100% interest in as well as from the operations, specifically Juanicipio and San Vicente, that the Company does not own a 100% interest in.
(2)Adjusted earnings, Attributable free cash flow, Cash Costs, AISC, working capital and total debt are non-GAAP measures; Cash Costs and AISC are presented on an Attributable basis; please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for a description of the composition and usefulness of these non-GAAP measures; please also refer to the MD&A for the period ended December 31, 2025, and a detailed reconciliation of these measures to the FY 2025 Financial Statements.
(3)Guidance for annual silver production and AISC was updated on November 12, 2025 to reflect the acquisition of MAG Silver Corp., which was completed on September 4, 2025.
(4)Guidance for annual gold production and AISC was provided in the Company’s Management's Discussion & Analysis ("MD&A") for the period ended December 31, 2024.
(5)Silver Segment AISC is calculated net of credits for realized revenues from all metals other than silver and is calculated per ounce of silver sold on an Attributable basis.
(6)Gold Segment AISC is calculated net of credits for realized revenues from all metals other than gold and is calculated per ounce of gold sold.
PROJECT UPDATES
In 2025, the Company invested $94 million of project capital, in line with the guidance range provided for the year. The majority of the investment was directed to advance projects at the La Colorada mine and Skarn and at Jacobina, with the remainder invested at the Cerro Moro, Huaron and Timmins mines.
La Colorada Mine and Skarn
The Company invested $13 million of project capital at the La Colorada mine, directed largely at exploration and mine equipment leases to access, mine, and expand mineral resource extensions in the eastern and southeastern higher-grade Candelaria zone. At the La Colorada Skarn, $22 million of project capital was largely for exploration and in-fill drilling and to advance engineering work. The discovery of multiple high-grade silver zones and the subsequent mineral resource and mineral reserve expansion (see the news releases dated September 8 and 11, 2025) provide the opportunity to integrate the mine plans and infrastructure of the vein mine and the Skarn project. The Company is now evaluating a potential phased approach to developing the La Colorada mine and Skarn project with the aim of maximizing the overall value of the deposit. A phased approach would allow the Company to focus on a higher grade, lower tonnage and less capital intensive initial stage with the option to be followed by a later expansion to target lower grade material. The advantage of this approach is to provide greater optionality on the development of the substantial mineral resource identified to date on the deposit, while also targeting higher grades first and optimizing vein mining activities in parallel to the development of the Skarn. The Company anticipates that it will release an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the new development approach for the Skarn project. In parallel, the

PAN AMERICAN SILVER CORP.	2

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

Company continues to discuss a potential partnership for development of the project, including the proposed change in development plan.
Jacobina Mine
At the Jacobina mine, project capital of $37 million for 2025 was directed toward strengthening operational reliability and advancing long-term growth initiatives. Key investments included: the completion of new screens and metal extractors to enhance plant safety and availability; electromechanical works for advancing installation of two new CIP tanks, which are scheduled for completion by the second quarter of 2026; improvements to the tailings pump system; engineering for the main substation and electrical house with construction planned to commence in 2026; and exploration and in-fill drilling activities directed towards expanding the reserve and resource base. In parallel, significant progress was made on mine and plant optimization studies, including the evaluations of enhanced technologies and development of a filtered tailings plant and stack. The mine is advancing studies on paste backfill to potentially allow for the recovery of future pillars that would otherwise be left in the northern higher-grade sections of the underground mines. Additionally, underground development rates have accelerated to support the mine optimization.
Escobal Mine
Expenditures at Escobal were for care and maintenance activities while the Guatemalan Ministry of Energy and Mines ("MEM") advanced the ILO 169 consultation process. The MEM continued to hold meetings during Q4 2025, and in December 2025 published an update on their website on the progress made over the October 2024 to November 2025 period and reiterated their commitment to completing the consultation process: https://mem.gob.gt/wp-content/uploads/2026/01/OF-VDS-Boletin-Informativo-Avances.pdf. In addition, during Q4 2025, the MEM conducted an inspection of the Escobal mine and confirmed that the activities are in full compliance with the Constitutional Court order and suspension of activities. There is no timeline or date for the conclusion of the ILO 169 consultation process and no date for the restart of the Escobal mine.

PAN AMERICAN SILVER CORP.	3

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

			December 31, 2025	December 31, 2024
Weighted average shares during period (thousands)			381,479	363,361
Shares outstanding end of period (thousands)			421,847	363,041

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
FINANCIAL
Revenue	$1,179	$815	$3,619	$2,819
Net earnings	$452	$108	$980	$113
Basic earnings per share(1)(2)	$1.07	$0.30	$2.56	$0.31
Adjusted earnings(2)	$470	$128	$959	$287
Basic adjusted earnings per share(1)(2)	$1.11	$0.35	$2.54	$0.79
Cash flow from operations	$554	$275	$1,333	$724
ATTRIBUTABLE FINANCIAL(3)
Revenue	$1,309	$814	$3,776	$2,814
Cash flow from operations	$642	$274	$1,435	$722
Sustaining capital expenditures(4)	$(89)	$(78)	$(284)	$(279)
Free cash flow(2)	$553	$196	$1,151	$443
ATTRIBUTABLE PRODUCTION(3)
Silver (thousand ounces)	7,278	6,018	22,837	21,061
Gold (thousand ounces)	197.8	224.2	742.2	892.5
Zinc (thousand tonnes)	16.8	14.1	55.9	45.1
Lead (thousand tonnes)	8.2	6.1	27.0	20.8
Copper (thousand tonnes)	0.8	1.0	3.0	5.2
AISC ($/ounce)(2)(3)
Silver Segment	9.51	19.88	13.88	18.98
Gold Segment	1,699	1,521	1,621	1,501
AVERAGE REALIZED PRICES(5)
Silver ($/ounce)	58.16	30.87	40.78	28.06
Gold ($/ounce)	4,186	2,666	3,459	2,388
Zinc ($/tonne)	3,198	3,060	2,865	2,828
Lead ($/tonne)	1,976	1,967	1,965	2,058
Copper ($/tonne)	11,342	9,019	10,082	9,260
(1)Per share amounts are based on basic weighted average common shares.
(2)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
(3)Attributable financial, production and AISC figures are inclusive of Pan American's 44.0% interest in the Juanicipio mine less Pan American's non-controlling 5.0% interest in the San Vicente mine. Pan American uses the equity method to account for its interest in Juanicipio, as presented in the Company's Financial Statements for the period ended December 31, 2025 under Note 13 "Investment in Juanicipio". The AISC are excluding NRV inventory adjustments.
(4)As included in the AISC reconciliation of payments for mineral properties, plant and equipment and sustaining capital, inclusive of Pan American's 44.0% interest in the Juanicipio mine and reduced for Pan American's non-controlling 5.0% interest in the San Vicente mine.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	4

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

FOURTH QUARTER CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended December 31,
	2025	2024
Revenue	$1,179	$815
Cost of sales
Production costs	(432)	(416)
Depreciation and amortization	(135)	(189)
Royalties	(44)	(25)
	(611)	(630)
Mine operating earnings	568	185

General and administrative	(39)	(6)
Income from investment in Juanicipio	61	—
Exploration and project development	(5)	(1)
Mine care and maintenance	(7)	(7)
Foreign exchange (losses) gains	(3)	19
Derivative gains (losses)	2	(19)
(Losses) gains from sale of subsidiaries	(7)	137
Change in asset retirement obligations	(47)	(54)
Other (expense) income	(11)	1
Earnings from operations	512	255
Investment income (loss)	51	(6)
Interest and finance expense	(22)	(23)
Earnings before income taxes	541	226
Income tax expense	(89)	(118)
Net earnings	$452	$108

Net earnings attributable to:
Equity holders of the Company	$452	$108
Non-controlling interests	—	—
	$452	$108

Other comprehensive earnings, net of taxes
Items that will not be reclassified to net earnings:
Remeasurement of retirement benefit plan	$(1)	$—
Loss on investments	$(1)	$(1)
Total other comprehensive loss	$(2)	$(1)
Total comprehensive earnings	$450	$107

Total comprehensive earnings attributable to:
Equity holders of the Company	$450	$107
Non-controlling interests	—	—
	$450	$107

Earnings per share attributable to equity holders
Basic earnings per share	$1.07	$0.30
Diluted earnings per share	$1.07	$0.30

Weighted average number of common shares outstanding: (in thousands)
Basic	422,048	363,016
Diluted	422,150	363,113

PAN AMERICAN SILVER CORP.	5

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

FOURTH QUARTER CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended December 31,
	2025	2024
Operating activities
Net earnings	$452	$108
Items not affecting cash:
Income tax expense	89	118
Depreciation and amortization	135	188
Income from investment in Juanicipio	(61)	—
Losses (gains) from sale of subsidiaries	7	(137)
Net realizable value inventory recovery	(9)	(12)
Accretion on reclamation obligations	6	7
Change in mine reclamation obligations	47	54
Investment (income) loss	(74)	6
Interest expense	17	13
Other operating activities	6	5
Income taxes paid	(90)	(65)
Interest received	7	4
Interest paid	(10)	(9)
Reclamation paid	(4)	(6)
Net change in non-cash working capital items	36	1
Net cash provided by operating activities	$554	$275

Investing activities
Payments for mineral properties, plant and equipment	$(94)	$(85)
Dividends received from Juanicipio	44	—
Cash disposed of in sale of subsidiaries	(31)	(16)
Cash proceeds from sale of subsidiaries	1	307
Purchase of investments	(31)	—
Cash used for investments in and loan to Galleon Gold	(16)	—
Net proceeds (payments) from derivatives	4	(6)
Proceeds from dispositions of mineral property, plant and equipment	1	1
Net cash used in investing activities	$(122)	$201

Financing activities
Dividends paid	(59)	(36)
Shares repurchased under Normal Course Issuer Bid	(15)	—
Repayment of debt	(2)	(2)
Payment of equipment leases	(14)	(12)
Net cash used in financing activities	$(90)	$(50)

Effects of exchange rate changes on cash and cash equivalents	2	(2)
Increase in cash and cash equivalents	344	424
Cash and cash equivalents at the beginning of the year	871	439
Cash and cash equivalents at the end of the year	$1,215	$863

PAN AMERICAN SILVER CORP.	6

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

2026 OPERATING OUTLOOK
Please see Pan American's MD&A dated February 18, 2026, for further detail on the Company's 2026 Operating Outlook, including a breakdown of our 2026 Operating Outlook by quarter. Please also refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.

2026 Annual Guidance
Attributable Silver Production (million ounces)	25 - 27
Attributable Gold Production (thousand ounces)	700 - 750
Silver Segment AISC(1) ($ per ounce)	15.75 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,700 - 1,850
Sustaining Capital Expenditures ($ millions)	320 - 340
Project Capital Expenditures ($ millions)	195 - 210
(1)AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for further information on this measure. The AISC forecasts assume average metal prices of $70.00/oz for silver, $4,200/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $10,000/tonne ($4.54/lb) for copper; and average annual exchange rates relative to 1 USD of $18.50 for the Mexican peso ("MXN"), $3.45 for the Peruvian sol ("PEN"), $1,427 for the Argentine peso ("ARS"), $7.00 for the Bolivian boliviano ("BOB"), $1.39 for the Canadian dollar ("CAD"), $950 for the Chilean peso ("CLP") and $5.50 for the Brazilian real ("BRL").
AISC, Cash Costs, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, Attributable revenue, Attributable cash flow from operations, Attributable free cash flow, working capital, and total debt are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Audited Consolidated Financial Statements and our MD&A for the year ended December 31, 2025. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date:        February 19, 2026
Time:        11:00 am ET (8:00 am PT)
Webcast:     https://event.choruscall.com/mediaframe/webcast.html?webcastid=fm1Ihz8D
Participants can register for the conference at: https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10205172&linkSecurityString=10092369264
Upon registration, dial-in details will be displayed on screen and emailed as a calendar booking.
Those unable to register may join the call by dialing:
1-833-752-3507        (toll-free in Canada and the U.S.)
1-647-846-7282        (International Participants)
Web Phone         hd.choruscall.com
The live webcast, presentation slides and the report for the Q4 2025 and FY 2025 financial results will be available at https://panamericansilver.com/invest/financial-reports-and-filings/. An archive of the webcast will also be available for three months.

PAN AMERICAN SILVER CORP.	7

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own a 44% joint venture interest in the Juanicipio mine in Mexico, a 100% interest in the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.
•Attributable revenue, Attributable cash flow from operations, and Attributable free cash flow. Any reference to "Attributable" in this news release should be understood to reflect the Company's ownership share of results, which includes results from the operations that the Company has a 100% ownership interest in as well as from the operations, specifically the Juanicipio mine and the San Vicente mine, that the Company does not own a 100% interest in.
•AISC. Any reference to “AISC” in this news release should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits (respectively, the "Silver Segment AISC" or "Gold Segment AISC"), presented on an Attributable basis. Pan American believes that AISC, calculated net of by-products, is a more comprehensive measure of the cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan ("project capital").
•Cash Costs. This metric facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our silver and gold mining peers. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Total available liquidity is calculated as cash and cash equivalents plus short-term investments, plus undrawn amounts under the Credit Facility. Total available liquidity does not have any standardized meaning prescribed by

PAN AMERICAN SILVER CORP.	8

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the liquid financial resources available to the Company.
•Project capital refers to investments that are expected to increase production levels or mine life beyond those contemplated in the base case life-of-mine plan. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life-of-mine plan.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s MD&A for the year ended December 31, 2025 for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2026, our estimated AISC, and our sustaining and project capital expenditures in 2026; any anticipated benefits resulting from project capital expenditures; the anticipated dividend payment date of March 13, 2026; Juanicipio's expected contributions, including with respect to free cash flow, silver production, and a decrease in Silver Segment AISC; the development of the La Colorada Skarn, including the proposed phased approach and discussions regarding a potential partnership, and any anticipated benefits to be derived therefrom; expectations regarding the release of an updated technical report in the second quarter of 2026 to include a preliminary economic assessment of the phased development approach for the Skarn project; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets, such as the Mexican peso ("MXN"), Peruvian sol ("PEN"), Argentine peso ("ARS"), Bolivian boliviano ("BOB"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") versus the United States dollar ("USD"); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins,

PAN AMERICAN SILVER CORP.	9

Q4 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, except per ounce amounts, unless otherwise noted.

flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	10